Exhibit 99.4

January 27, 2025

Board of Directors

Rising Dragon Acquisition Corp.

No. 604, Yixing Road, Wanbolin District,

Taiyuan City, Shanxi Province,

People’s Republic of China

Members of the Board of Directors:

Rising Dragon Acquisition Corp. (the “Rising Dragon” or the “Parent”) has engaged CHFT Advisory and Appraisal Limited (“CHFT”) to serve to the board of directors (the “Board of Directors”) of the Rising Dragon to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Rising Dragon of the consideration in the contemplated transaction described below (the “Proposed Transaction”).

Background of the Proposed Transaction

We understand that Rising Dragon intends to enter into the Agreement and Plan of Merger (the “Agreement”).

We understand that the Agreement is to be made and entered into by and among (i) HZJL Cayman Limited, a Cayman Islands exempted company (the “Company”, the “Target” or the “HZJL”) (ii) XB B Limited, a British Virgin Islands business company,(the “Principal Shareholders”),(iii) Bin Xiong, an individual, solely in his capacity as the shareholder of the Principal Shareholder (the “Principal Shareholders’ Representative”), (iv) Rising Dragon,(v) Xpand Boom Technology Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”), and (vi) Xpand Boom Solutions Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”)

Pursuant to the Agreement, (i) the Rising Dragon shall be merged with and into the Purchaser, in which the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving company (the “Reincorporation Merger”), and (ii) the Merger Sub shall be merged with and into HZJL, in which the separate corporate existence of Merger Sub shall cease and HZJL shall continue as the surviving company (the “Acquisition Merger,” and together with the Reincorporation Merger, the “Mergers” or the “Proposed Transaction”).

Consideration

Under the Agreement, the aggregate consideration (the “Consideration”) consists of two parts: (1) Closing Payment Shares, referring to the number of Purchaser Ordinary Shares equal to $350,000,000 (the “Company Net Value”) divided by $10.00 and (2) Contingent Consideration, comprising up to 20,000,000 Purchaser Class A Ordinary Shares (the “Earn-out Shares”). Earn-out Shares will be issued following the release of the financial statements that confirm the satisfaction of the thresholds outlined below:

(a) 10,000,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds RMB300,000,000 for the fiscal year containing the Closing Date (the “First Record Year”), as reflected on the audited consolidated financial statements of the Company as of and for the First Record Year filed with the SEC; (b) 10,000,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds RMB600,000,000 for the fiscal year following the First Record Year (the “Second Record Year”), as reflected on the audited consolidated financial statements of the Company as of and for the Second Record Year filed with the SEC.

Scope of Analysis

In connection with this Opinion, CHFT has made such reviews, analyses, and inquiries as deemed necessary and appropriate under the circumstances. CHFT also took into account its assessment of general economic, market, and financial conditions, and its experience in securities and business valuation, in general. CHFT’s procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	Audited financial statements of HZJL for the year ended June 30 2023, and June 30 2024;

b.	Major contracts of HZJL with suppliers and clients;

c.	Other internal documents relating to the history, current operations, and probable future outlook of HZJL, including financial projections for the years from 2025 through 2029, prepared by the management of HZJL (the “Financial Projections”); and

d.	A draft of the Agreement.

2.	Discussed with various members of the management of HZJL, concerning historical and current operations, financial conditions and Financial Projections of HZJL;

3.	Discussed with senior management of the Rising Dragon concerning background and other elements of the Proposed Transaction;

4.	Performed certain valuation using generally accepted valuation and analytical techniques including a discounted cash flow analyses and guideline public company analyses that CHFT deemed relevant; and

5.	Conducted such other analyses and considered such other factors as CHFT considered appropriate in rendering this Opinion.

Assumptions, Qualifications and Limiting Conditions

In our review and analysis and in rendering this Opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Rising Dragon, the Target or that was publicly available to us. This Opinion is expressly conditioned upon such information being complete, accurate and fair in all respects material to our analysis.

We have further relied upon the assurance of the management of the Rising Dragon and the Target that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. Our analyses were based, among other things, on the Financial Projections of the Target furnished to us by senior management of the Rising Dragon and the Target. With respect to the Financial Projections, we note that projecting future results of any company is inherently subject to uncertainty. We express no opinion as to the Financial Projections or the assumptions on which they are based. In addition, in rendering this Opinion, we have assumed that the Financial Projections have been reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating, and regulatory environment and related financial performance of the Target, and that the Financial Projections and the assumptions derived therefrom provide a reasonable basis for our Opinion. Although the Financial Projections did not form the principal basis for our Opinion, but rather constituted one of many items that we employed, changes to the Financial Projections could affect the Opinion rendered herein.

We have prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market, and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm this Opinion.

In our review, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Target, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. Our Opinion is based on financial, economic, regulatory, market, and other conditions existing. We have made no independent investigation of any legal or accounting matters affecting the Target.

In rendering this Opinion we have also assumed that: (i) the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed; (ii) in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Proposed Transaction will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Consideration; (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Rising Dragon or any of its subsidiaries or affiliates is a party; and (iv) all material assets and liabilities of the Target were as set forth in the consolidated financial statements provided to us by the Target as of the respective dates of such financial statements.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Proposed Transaction, or to provide services other than the delivery of this Opinion. We did not participate in negotiations with respect to the terms of the Proposed Transaction and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Rising Dragon’s perspective that could under the circumstances be negotiated among the parties to such Proposed Transaction.

It is understood that our Opinion is solely for the use and benefit of the Board of Directors of the Rising Dragon in its consideration of the Proposed Transaction, and our Opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transactions that might be available to the Rising Dragon, nor does it address the underlying business decision by the Rising Dragon to engage in the Proposed Transaction or the terms of the Agreement or the documents referred to therein. Our Opinion does not constitute a recommendation as to how any holder of ordinary shares of Rising Dragon should vote or act on any matter relevant to the Agreement. Our Opinion may not be used or referred to by the Rising Dragon, or quoted or disclosed to any person in any matter, without our prior written consent. Notwithstanding the foregoing, if required by law, our Opinion may be included in the Rising Dragon’s proxy statement or similar disclosure document with respect to the Proposed Transaction.

Disclosure of Relationships

CHFT will receive a customary fee for the services pursuant to the engagement letter, which will be payable upon delivery of this Opinion. The Rising Dragon has agreed to indemnify CHFT against certain liabilities arising out of or in connection with the services rendered and to be rendered by CHFT under such engagement letter. CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the business combination. During the two-year period prior to the date of CHFT’s Opinion, no material relationship existed between CHFT or its affiliate or unaffiliated representatives and Rising Dragon or any of its affiliates pursuant to which compensation was received by CHFT. CHFT may seek to provide valuation and consultancy services to the Rising Dragon, or its respective affiliates in the future, for which CHFT would seek customary compensation. However, any such future relationship is not contemplated.

CHFT is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets, as well as valuations for corporate and other purposes.

Conclusion

Based upon and subject to the foregoing, and in reliance thereon, CHFT is of the opinion that as of the date hereof the Consideration being paid in the Proposed Transaction is fair from a financial point of view to the Rising Dragon.

Yours faithfully,

CHFT Advisory and Appraisal Limited

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